SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

Kesselring Holding Corporation

(Name of Issuer)

Common Stock, $.0001 par value per share

492536 10 7

(Cusip Number)

May 18, 2007

(Date of Event Which Requires Filing of this Statement)

CUSIP No. 492536 10 7

(1)	Name of Reporting Person:

Nicola O’Sullivan (2)

(2)	Check the Appropriate Box if a Member of a Group:

(a) _____
(b) _____

(3)	SEC Use Only

(4)	Citizenship or Place of Organization:

USA

NUMBER OF	(5)	Sole Voting Power:

SHARES		2,257,379

BENEFICIALLY	(6)	Shared Voting Power:

OWNED BY		-0-

EACH REPORTING	(7)	Sole Dispositive Power:

PERSON WITH:		2,257,379

	(8)	Shared Dispositive Power:

		-0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,257,379

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

No

(11)	Percent of Class Represented by Amount in Row (9): 6.73%[1]

(12)	Type of Reporting Person:

IN

Item 1 (a).	Name of Issuer:

Kesselring Holding Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices: Kesselring Holding Corporation 2208 58th Avenue East Bradenton, Florida 34203

Item 2(a).	Name of Person Filing:

Nicola O’Sullivan

Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Kesselring Holding Corporation 2208 58th Avenue East Bradenton, Florida 34203

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.0001 per share.

Item 2(e).	CUSIP Number:

492536 10 7

Item 3.	Type of Person:

Not applicable.

Item 4.	Ownership:

a. Amount Beneficially owned:
2,257,379

b. Percent of Class:
6.73%[1]

c. Number of shares as to which person has:

(i) Sole power to vote or to direct the vote:

2,257,379

(ii) Shared power to vote or to direct the vote:
-0-

(iii) Sole power to dispose or to direct the disposition of:
2,257,379

(iv) Shared power to dispose or to direct the disposition of:
-0-

Item 5.	Ownership of Five Percent or less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2007	By:	/s/ Nicola O’Sullivan
Nicola O’Sullivan

________________________________________

(1)	Based on a total outstanding of 33,543,940 shares of common stock.
(2)	The securities are held by the Nicola O’ Sullivan Trust. Ms. O’Sullivan is the trustee for the trust.